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              [LETTERHEAD OF JDN REALTY CORPORATION APPEARS HERE]

Exhibit 99


                                                           FOR IMMEDIATE RELEASE

                                                    Contact:  Charles N. Talbert
                                                  Director of Investor Relations
                                                                  (404) 262-3252


                       JDN REALTY CORPORATION ANNOUNCES
                    THREE MILLION SHARE REPURCHASE PROGRAM

ATLANTA, Ga. -- (November 9, 1999) -- JDN Realty Corporation (NYSE: JDN) today announced that its Board of Directors adopted a resolution authorizing the repurchase of up to three million of its outstanding common shares. The repurchase may be effected from time to time in accordance with applicable securities laws, through solicited or unsolicited transactions in the open market, on the New York Stock Exchange or in privately negotiated transactions. Subject to applicable securities laws, such purchases will be at times and in amounts as the Company deems appropriate and may be discontinued or suspended at any time. The share repurchase program will continue until December 31, 2000, or until the authorized limit is reached.

Commenting on the announcement, J. Donald Nichols, chairman and chief executive officer, stated, "We are pleased that the Board has authorized this program. With our common shares currently trading at a significant discount to net asset value, we believe that the stock represents an attractive investment opportunity."

"The stock repurchase program will be funded through proceeds from asset dispositions. It is important to note that with continued strong demand for our development expertise, we will only repurchase shares when we have funds that exceed our financial commitment to funding our development pipeline. Furthermore, we will not repurchase shares through incurring additional debt. We firmly believe that merely exchanging debt for equity does not create shareholder value. However, selling assets at attractive cap rates and repurchasing equity and paying down debt can increase long-term shareholder value," stated Nichols.

JDN Realty Corporation is a real estate company specializing in the development and asset management of retail shopping centers anchored by value-oriented retailers. Headquartered in Atlanta, Georgia, the Company owns and operates directly or indirectly 107 properties, containing approximately 13.2 million square feet of gross leasable area, located in 17 states. The common stock and preferred stock of JDN Realty Corporation are listed on the New York Stock Exchange under the symbols "JDN" and "JDNPrA", respectively.

JDN Realty Corporation considers portions of the information contained in this release to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended, with respect to the Company's expectation for future periods. Such statements are, by their nature, subject to certain risks and uncertainties. JDN Realty Corporation cautions you that, as a result of a number of factors, actual results could differ materially from those set forth in this presentation. Other risks, uncertainties and factors that could cause actual results to differ materially than those projected are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission, including Forms 8-K, 10-Q and 10-K.

  For additional information, visit the Company's home page on the Internet at http://www.jdnrealty.com.